SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              AMENDMENT NO. 5
                                     TO
                               SCHEDULE 14D-1
                           TENDER OFFER STATEMENT
                        Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                        Communications Central Inc.
                         (Name of Subject Company)
                         PHONETEL ACQUISITION CORP.
                        PHONETEL TECHNOLOGIES, INC.
                                 (Bidders)
                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)
                                203388 10 3
                   (CUSIP Number of Class of Securities)

                           Tammy L. Martin, Esq.
                          Executive Vice President
                       Chief Administrative Officer,
                            and General Counsel
                             1127 Euclid Avenue
                                 Suite 650
                         Cleveland, Ohio 44115-1601
                               (216) 241-2555
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidder)

                                  Copy to:

                          Stephen M. Banker, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000



                                TENDER OFFER


               This Statement ("Amendment No. 5") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on March 20, 1997, as amended by Amendment No. 1 to Schedule 14D-1 filed with the Commission on April 16, 1997, Amendment No. 2 to Schedule 14D-1 filed with the Commission on May 15, 1997, Amendment No. 3 to Schedule 14D-1 filed with the Commission on July 23, 1997 and Amendment No. 4 to Schedule 14D-1 filed with the Commission on August 5, 1997 (as so amended, the "Schedule 14D-1"), relating to the offer by PhoneTel Acquisition Corp., a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of PhoneTel Technologies, Inc., an Ohio corporation ("PhoneTel"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), of Communications Central Inc., a Georgia corporation (the "Company"), at $12.85 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

   Item 10. Additional Information.

               The Purchaser and PhoneTel have extended the date on which the Offer expires and the Offer will expire at 12:00 Midnight, New York City time, on Wednesday, August 20, 1997, unless further extended.

   ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

               Item 11 is hereby amended to add the following:

               (a) (13) Press Release issued by PhoneTel dated August 18,
   1997.


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  August 18, 1997

                                             PHONETEL ACQUISITION CORP.

                                             By:   /s/ Peter G. Graf
                                                 ___________________________
                                                  Peter G. Graf
                                                  Chairman and Chief
                                                    Executive Officer


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  August 18, 1997

                                             PHONETEL TECHNOLOGIES, INC.

                                             By:  /s/ Peter G. Graf
                                                 ___________________________
                                                  Peter G. Graf
                                                  Chairman and Chief
                                                    Executive Officer



                             INDEX TO EXHIBITS

   Exhibit
   Number                Exhibit

   (a)(13)               Press Release issued by PhoneTel dated August 18,
                         1997